EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2016

TOKYO, Nov. 9, 2015 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its consolidated financial results for the first six months of the fiscal year ending March 31, 2016 ("1H15", from April 1, 2015 to September 30, 2015).1

Highlights of Financial Results for 1H15

Revenues	JPY65,334 million (up 14.3% YoY)
Operating Income	JPY2,563 million (up 6.1% YoY)
Net Income attributable to IIJ	JPY1,652 million (up 14.4% YoY)

 Overview of 1H15 Financial Results and Business Outlook

"This fiscal year's first six months revenue exceeded our disclosed target and the operating income increased year over year (YoY) as planned,2" said Eijiro Katsu, President and COO of IIJ. "We achieved 14.3% revenue growth YoY in this first half with an accelerated pace of revenue accumulation3 by which we absorbed an annual operating cost increase along with human resources enhancement and others."

"Mobile services and systems operation and maintenance continued to be leading contributors of our revenues growth. The growth of mobile subscription exceeded our plan and increased to approx. 934 thousand as of September 30, 2015; an increase of approx. 261 thousand in six months. In addition to the growing consumer subscription, the contribution from MVNE4 transactions has become quite visible. We maintain our view that the large shift from traditional mobile carriers to inexpensive MVNOs5 to continue over the next few years. Our strategy is to continuously gather mobile traffic from both consumer and blue-chip corporates, who are gradually becoming interested in M2M6 and IoT7, and to benefit from having a large-scale mobile infrastructure by improving its utilization. Systems operation and maintenance revenues also showed steady and continuous growth, which is supported by the migration of increasing number and volume of constructed systems to the operation and maintenance phase under the favorable market situation," continued Katsu.

"For the remaining half, we'd like to further enhance revenue accumulation by executing our growth strategies which include leveraging new network and cloud services,8 capturing increasing security-related demands and accumulating systems integration projects towards 4Q15," said Katsu.

"We expect our mobile business to certainly become a significant one, together with our current network services for corporates, in the middle to long term. Also, our value of maintaining and operating network business should become more eminent along with the advancement of network usage including more considerable use of cloud systems, distributing high-definition contents such as 4K and 8K9 over Internet. Slow as always, these changes are tailwind for us. We'd like to invest and develop innovative network services continuously to maintain our competitive advantages and achieve sustainable growth," concluded Koichi Suzuki, Founder and CEO of IIJ.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP., unaudited and consolidated.

2 2Q15 three months operating income decreased from 2Q14 three months because of a temporary positive impact of approx. JPY0.29 billion in 2Q14 due for applying our supposed annual decrease rate of NTT Docomo's mobile interconnectivity charge. We also had the same positive impact of approx. JPY0.27 billion in 1Q15.

3 Three-month revenue growth rate year over year: 8.2% in 3Q14, 11.7% in 4Q14, 14.2% in 1Q15 and 14.3% in 2Q15.

4 Mobile Virtual Network Enabler (MVNE) provides business and service infrastructure to MVNOs.

5 Mobile Virtual Network Operator (MVNO) borrows mobile infrastructure from mobile network operators to offer mobile related services.

6 Machine to Machine (M2M) enables devices connected to network to exchange information automatically and perform designed actions.

7 Internet of Things (IoT) enables not only physical objects but any "things" connected to network to exchange information automatically.

8 Our new network service, "IIJ Omnibus Service," which incorporates SDN and NFV technologies, automatically offers several network elements was released in September 2015. Our new cloud services, "IIJ GIO Infrastructure P2," offering reliable public cloud infrastructure with increased processing performance as well as private cloud infrastructure will be launched in November 2015.

9 4K and 8K refer to display devices or contents having very high resolution over 4,000 pixels. Ultra-high-definition televisions known as super Hi-Vision and Ultra HD television are becoming popular these days.

 1H15 Financial Results Summary

Operating Results Summary
	1H14	1H15	YoY % Change
	JPY millions	JPY millions
Total revenues	57,172	65,334	14.3
Network services	33,695	38,000	12.8
Systems integration (SI)	20,869	23,725	13.7
Equipment sales	845	1,638	93.9
ATM operation business	1,763	1,971	11.8
Total costs	46,267	53,626	15.9
Network services	26,369	30,501	15.7
Systems integration (SI)	17,940	20,341	13.4
Equipment sales	738	1,480	100.4
ATM operation business	1,220	1,304	6.9
SG&A expenses and R&D	8,489	9,145	7.7
Operating income	2,416	2,563	6.1
Income before income tax expense	2,491	2,647	6.2
Net income attributable to IIJ	1,444	1,652	14.4

Segment Results Summary
	1H14	1H15
	JPY millions	JPY millions
Total revenues	57,172	65,334
Network services and SI business	55,607	63,557
ATM operation business	1,763	1,971
Elimination	(198)	(194)
Operating income	2,416	2,563
Network service and SI business	2,021	2,056
ATM operation business	460	576
Elimination	(65)	(69)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

1H15 Results of Operation

Revenues

Total revenues were JPY65,334 million, up 14.3% YoY (JPY57,172 million in 1H14).

Network services revenue was JPY38,000 million, up 12.8% YoY.

Revenues for Internet connectivity services for enterprise were JPY8,357 million, up 1.8% YoY from JPY8,208 million for 1H14. There were decrease in IP services revenues including data center connectivity services revenues but there were increase in enterprise mobile service revenues.

Revenues for Internet connectivity services for consumer were JPY6,596 million, up 87.9% YoY from JPY3,510 million for 1H14, mainly due to the revenue growth of consumer mobile services "IIJmio High-speed Mobile/D service," consumer mobile services which offers inexpensive data communication and voice services with SIM cards.

WAN services revenues were JPY12,558 million, up 5.0% YoY compared to JPY11,956 million for 1H14.

Outsourcing services revenues were JPY10,489 million, up 4.7% YoY from JPY10,021 million for 1H14.

Network Services Revenues Breakdown
	1H14	1H15	YoY % Change
	JPY millions	JPY millions
Internet connectivity services (Enterprise)	8,208	8,357	1.8
IP service*1	4,984	4,773	(4.2)
IIJ FiberAccess/F and IIJ DSL/F	1,588	1,538	(3.2)
IIJ Mobile service (Enterprise)	1,523	1,912	25.6
Others	113	134	18.4
Internet connectivity services (Consumer)	3,510	6,596	87.9
IIJ*2	2,088	5,276	152.6
hi-ho	1,422	1,320	(7.1)
WAN services	11,956	12,558	5.0
Outsourcing services	10,021	10,489	4.7
Total network services	33,695	38,000	12.8
*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q15, what were formerly known as "Under IIJ brand" and "OEM" are now merged under a newly created category "IIJ."

Number of Contracts and Subscription for Connectivity Services*1
	as of Sep. 30, 2014	as of Sep. 30, 2015	YoY Change
Internet connectivity services (Enterprise)	204,885	348,345	143,460
IP service (-99Mbps)	806	715	(91)
IP service (100Mbps-999Mbps)	487	513	26
IP service (1Gbps-)	305	343	38
IIJ Data center connectivity service	289	272	(17)
IIJ FiberAccess/F and IIJ DSL/F	58,845	70,071	11,226
IIJ Mobile service (Enterprise) *2	142,832	275,146	132,314
Others	1,321	1,285	(36)
Internet connectivity services (Consumer)*2	697,243	1,078,798	381,555
IIJ*2	540,205	926,873	386,668
hi-ho*2	157,038	151,925	(5,113)
Total contracted bandwidth*3	1,633.0Gbps	1,982.4Gbps	349.4Gbps
*1. Numbers in the table show number of contracts except for "IIJ Mobile service (Enterprise)," "IIJ" and "hi-ho" which show number of subscriptions.
*2. The table for "Number of Contracts and Subscription for Connectivity Services" has the following changes from 1Q15:
(1) Number of subscriptions related to "IIJ Mobile MVNO platform services" are classified under "IIJ Mobile service (Enterprise)" in Internet connectivity services (Enterprise). They were classified under "OEM" in Internet connectivity services (Consumer).
(2) A counting unit of mobile related services has been changed from number of contracts to number of subscriptions.
(3) Under Internet connectivity services (Consumer), what were formerly known as "Under IIJ brand" and "OEM" are merged under a newly created category "IIJ."
(4) Number of subscriptions for prepaid SIM cards are added to "IIJ" in Internet connectivity services (Consumer).
*3. Total contracted bandwidths are calculated by multiplying number of contracts for IP service, data center connectivity service, IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise) by contracted bandwidths respectively.

SI revenues were JPY23,725 million, up 13.7% YoY.

Systems construction revenue, a one-time revenue, was JPY7,643 million, down 2.9% YoY. Systems operation and maintenance revenue, a recurring revenue, was JPY16,082 million, up 23.7% YoY, mainly due to the accumulation of projects shifted from systems construction to systems operation and maintenance phase.

Orders received for SI and equipment sales totaled JPY28,733 million, up 17.5% YoY; orders received for systems construction and equipment sales were JPY13,267 million, up 33.8% YoY and orders received for systems operation and maintenance were JPY15,446 million, up 6.5% YoY. In 1H15, we received a systems construction order related to a large scale network integration project which amounts to approx. JPY2.1 billion.

Order backlog for SI and equipment sales as of September 30, 2015 amounted to JPY32,422 million, up 19.9% YoY; order backlog for systems construction and equipment sales was JPY8,720 million, up 38.3% YoY and order backlog for systems operation and maintenance was JPY23,702 million, up 14.3% YoY.

Equipment sales revenues were JPY1,638 million, up 93.9% YoY mainly due to an increase in selling mobile devices.

ATM operation business revenues were JPY1,971 million, up 11.8% YoY. The increase was in accordance with the increase in the number of placed ATMs. As of September 30, 2015, 1,097 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY53,626 million, up 15.9% YoY (JPY46,267 million in 1H14).

Cost of network services revenue was JPY30,501 million, up 15.7% YoY. There was an increase in cost related to mobile services along with the increase in mobile services revenue. Gross margin was JPY7,498 million, up 2.3% YoY and gross margin ratio was 19.7%.

Cost of SI revenues was JPY20,341 million, up 13.4% YoY. The increase was mainly due to an increase in outsourcing-related and personnel-related costs. Gross margin was JPY3,385 million, up 15.6% YoY and gross margin ratio was 14.3%.

Cost of equipment sales revenues was JPY1,480 million, up 100.4% YoY. Gross margin was JPY158 million and gross margin ratio was 9.6%.

Cost of ATM operation business revenues was JPY1,304 million, up 6.9% YoY in accordance with increase in the number of placed ATMs. Gross margin was JPY666 million and gross margin ratio was 33.8%.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY9,145 million, up 7.7% YoY (JPY8,489 million in 1H14).

Sales and marketing expenses were JPY5,166 million, up 13.2% YoY. The increase was mainly due to the increase in personnel-related expenses and sales commission expenses, especially related to mobile services.

General and administrative expenses were JPY3,747 million, up 2.0% YoY. The increase was mainly due to the increase in personnel-related expenses.

Research and development expenses were JPY232 million, down 7.7% YoY.

Operating income

Operating income was JPY2,563 million, up 6.1% YoY (JPY2,416 million for 1H14).

Other income (expenses)

Other income (expenses) was an income of JPY84 million (an income of JPY75 million for 1H14), mainly due to distribution from fund investment of JPY115 million (included in other-net of JPY124 million) and dividend income of JPY74 million from other investments and interest expense of JPY112 million.

Income before income tax expenses

Income before income tax expenses was JPY2,647 million, up 6.2% YoY (JPY2,491 million for 1H14) .

Net income

Income tax expense was JPY1,040 million (JPY1,074 million for 1H14).

Equity in net income of equity method investees was JPY137 million (JPY69 million for 1H14), mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY1,744 million, up 17.4% YoY (JPY1,486 million for 1H14).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY92 million, mainly related to net income of Trust Networks Inc. (JPY42 million for 1H14).

Net income attributable to IIJ was JPY1,652 million, up 14.4% YoY (JPY1,444 million for 1H14).

1H15 Financial Condition

Balance sheets

As of September 30, 2015, the balance of total assets was JPY110,806 million, increased by JPY2,101 million from the balance as of March 31, 2015 of JPY108,705 million.

As for current assets as of September 30, 2015, as compared to the respective balances as of March 31, 2015, accounts receivable decreased by JPY2,184 million, prepaid expenses increased by JPY1,170 million, inventories increased by JPY830 million, and cash and cash equivalents decreased by JPY995 million. As for noncurrent assets as of September 30, 2015, as compared to the respective balance as of March 31, 2015, property and equipment increased by JPY3,281 million. As for current liabilities as of September 30, 2015, as compared to the respective balances as of March 31, 2015, accounts payable increased by JPY533 million and income taxes payable increased by JPY300 million.

As for the balances of capital lease obligations as of September 30, 2015, as compared to the respective balances as of March 31, 2015, capital lease obligations-current portion decreased by JPY33 million to JPY3,489 million and capital lease obligations-noncurrent increased by JPY637 million to JPY4,978 million.

As of September 30, 2015, the balance of other investments decreased by JPY266 million to JPY6,395 million. The breakdown of other investments were JPY4,103 million in available-for-sale securities, JPY1,313 million in investments in funds, including some through a trust, and JPY979 million in nonmarketable equity securities.

As of September 30, 2015, the breakdown of major non-amortized intangible assets were JPY6,170 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,611 million.

Total IIJ shareholders' equity as of September 30, 2015 compared to the balance as of March 31, 2015, increased by JPY1,015 million to JPY63,519 million. IIJ shareholders' equity ratio (total IIJ shareholders' equity divided by total assets) as of September 30, 2015 was 57.3%.

Cash flows

Cash and cash equivalents as of September 30, 2015 were JPY20,098 million compared to JPY19,049 million as of September 30, 2014.

Net cash provided by operating activities for 1H15 was JPY6,080 million compared to net cash provided by operating activities of JPY5,345 million for 1H14. There were Net income of JPY1,744 million, depreciation and amortization of JPY 4,800 and payments of JPY584 million due to changes in operating assets and liabilities.

Net cash used in investing activities for 1H15 was JPY4,565 million compared to net cash used in investing activities of JPY5,154 million for 1H14, mainly due to payments for purchase of property and equipment of JPY5,321 million (JPY4,010 million for 1H14).

Net cash used in financing activities for 1H15 was JPY2,525 million compared to net cash used in financing activities of JPY3,568 million for 1H14, mainly due to principal payments under capital leases of JPY2,020 million (JPY2,083 million for 1H14) and FY2014 year-end dividends payments of JPY505 million (JPY505 million for 1H14).

Prospects for the Fiscal Year Ending March 31, 2016

Due to seasonal factors, our financial results tend to be strong in the second half and strongest in fourth quarter every fiscal year. 1H15 revenues exceeded our disclosed target and operating income resulted almost as our plan. Our FY2015 financial targets announced on May 15, 2015 remain unchanged.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1H14	1H15
	JPY millions	JPY millions
Adjusted EBITDA	7,100	7,363
Depreciation and Amortization	(4,684)	(4,800)
Operating Income	2,416	2,563
Other Income	75	84
Income Tax Expense	1,074	1,040
Equity in Net Income of Equity Method Investees	69	137
Net income	1,486	1,744
Less: Net income attributable to noncontrolling interests	(42)	(92)
Net Income attributable to IIJ	1,444	1,652

CAPEX
	1H14	1H15
	JPY millions	JPY millions
CAPEX, including capital leases	5,800	7,943
Acquisition of Assets by Entering into Capital Leases	1,790	2,622
Purchase of Property and Equipment	4,010	5,321

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on November 9, 2015.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues, operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include but not limited to: a decrease of corporate spending or capital expenditure due to depression in the Japanese economy and.or corporate earnings decreased; an inability to achieve anticipated results and cause negative impact on profitability; a possibility less of reliability for our services and loss of business changes due to interruption or suspension of our services; an excess increase and fluctuation in network related costs, mobile-related costs, outsourcing costs and personnel cost etc.; a possibility to lose business opportunity due to our inadequate resources and personnel and others; an increase in competition and strong pricing pressure; the recording of an impairment loss as a result of an impairment test on the non-amortized intangible assets such as goodwill: a decline in value and trading value of our holding securities. Please refer to IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission for other risks.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2015 and September 30, 2015)

	As of March 31, 2015	As of September 30, 2015
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,093,633	20,098,469
Accounts receivable, net of allowance for doubtful accounts of JPY 54,590 thousand and JPY 54,926 thousand at March 31, 2015 and September 30, 2015, respectively	22,251,818	20,067,416
Inventories	1,229,463	2,059,277
Prepaid expenses	3,691,643	4,862,096
Deferred tax assets—current	1,547,474	1,554,586
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand and JPY 14,096 thousand at March 31, 2015 and September 30, 2015, respectively	2,272,605	2,599,874
Total current assets	52,086,636	51,241,718
INVESTMENTS IN EQUITY METHOD INVESTEES	2,560,557	2,657,472
OTHER INVESTMENTS	6,660,706	6,394,974
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 39,591,769 thousand and JPY 42,300,526 thousand at March 31, 2015 and September 30, 2015, respectively	29,370,054	32,650,992
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,941,279	3,747,911
GUARANTEE DEPOSITS	2,800,201	2,814,942
DEFERRED TAX ASSETS—Noncurrent	471,087	351,672
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	762,159	765,422
Prepaid expenses—Noncurrent	2,914,375	3,157,606
OTHER ASSETS, net of allowance for doubtful accounts of JPY 92,935 thousand and JPY 61,599 thousand at March 31, 2015 and September 30, 2015, respectively	968,652	853,947
TOTAL	108,705,315	110,806,265

	As of March 31, 2015	As of September 30, 2015
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	3,522,113	3,489,190
Accounts payable—trade	12,182,908	11,747,564
Accounts payable—other	1,442,810	2,411,321
Income taxes payable	499,104	799,075
Accrued expenses	2,968,139	3,131,491
Deferred income—current	2,143,480	2,341,338
Other current liabilities	1,732,781	909,451
Total current liabilities	33,741,335	34,079,430
CAPITAL LEASE OBLIGATIONS—Noncurrent	4,340,421	4,977,732
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	2,792,617	2,863,027
DEFERRED TAX LIABILITIES—Noncurrent	1,097,650	1,029,062
DEFERRED INCOME—Noncurrent	2,943,975	2,847,861
OTHER NONCURRENT LIABILITIES	945,537	1,054,506
Total Liabilities	45,861,535	46,851,618
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock —authorized, 75,520,000 shares; issued and outstanding, 46,701,000 shares at March 31, 2015	25,499,857	25,509,499
—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at September 30, 2015
Additional paid-in capital	36,014,128	36,031,959
Retained earnings (Accumulated deficit)	(556,162)	590,972
Accumulated other comprehensive income	1,938,649	1,778,977
Treasury stock —758,709 shares held by the company at March 31, 2015 and September 30, 2015, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	62,504,402	63,519,337
NONCONTROLLING INTERESTS	339,378	435,310
Total equity	62,843,780	63,954,647
TOTAL	108,705,315	110,806,265

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For the Six months ended September 30, 2014 and September 30, 2015)

	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	8,207,981	8,356,668
Internet connectivity services (consumer)	3,510,389	6,596,559
WAN services	11,956,408	12,557,807
Outsourcing services	10,020,847	10,488,529
Total	33,695,625	37,999,563
Systems integration:
Systems construction	7,868,714	7,643,200
Systems operation and maintenance	12,999,910	16,082,385
Total	20,868,624	23,725,585
Equipment sales	844,602	1,638,023
ATM operation business	1,763,367	1,970,563
Total revenues	57,172,218	65,333,734
COST AND EXPENSES:
Cost of network services	26,368,593	30,501,305
Cost of systems integration	17,940,019	20,340,583
Cost of equipment sales	738,497	1,480,124
Cost of ATM operation business	1,220,376	1,304,136
Total cost	46,267,485	53,626,148
Sales and marketing	4,563,106	5,165,482
General and administrative	3,673,931	3,746,825
Research and development	251,460	232,194
Total cost and expenses	54,755,982	62,770,649
OPERATING INCOME	2,416,236	2,563,085
OTHER INCOME (EXPENSE):
Dividend income	47,539	74,208
Interest income	11,238	11,112
Interest expense	(122,524)	(111,560)
Foreign exchange losses	(9,381)	(14,066)
Net gain on sales of other investments	5,317	--
Other —net	142,961	124,178
Other income—net	75,150	83,872
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,491,386	2,646,957
INCOME TAX EXPENSE	1,074,409	1,039,885
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	69,233	137,401
NET INCOME	1,486,210	1,744,473
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(41,946)	(91,974)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,444,264	1,652,499

	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,942,291	45,947,519
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,008,298	46,035,832
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,884,582	91,895,038
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,016,596	92,071,664
BASIC NET INCOME PER SHARE (JPY)	31.44	35.96
DILUTED NET INCOME PER SHARE (JPY)	31.39	35.90
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	15.72	17.98
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	15.70	17.95

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
NET INCOME	1,486,210	1,744,473
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(61,286)	20,692
Unrealized holding loss on securities	(844,772)	(175,575)
Defined benefit pension plans	119	(831)
Total comprehensive income	580,271	1,588,759
Less: Comprehensive income attributable to noncontrolling interests	(42,334)	(95,932)
Comprehensive income attributable to Internet Initiative Japan Inc.	537,937	1,492,827

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the Six months ended September 30, 2014 and September 30, 2015)

	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,486,210	1,744,473
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,683,596	4,800,290
Provision for retirement and pension costs—less payments	119,586	70,410
Provision for allowance for doubtful accounts	1,749	23,312
Gain on sales of property and equipment	(29,197)	(20,942)
Loss on disposal of property and equipment	20,618	31,852
Net gain on sales of other investments	(5,317)	--
Foreign exchange losses (gains)—net	(13,497)	984
Equity in net income of equity method investees, less dividends received	(36,893)	(88,891)
Deferred income tax expense	230,734	117,673
Other	22,868	(15,046)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(234,475)	2,165,231
Decrease (increase) in net investment in sales-type lease — noncurrent	255,129	(3,263)
Increase in inventories	(393,126)	(829,251)
Increase in prepaid expenses	(719,839)	(1,166,908)
Decrease (increase) in other current and noncurrent assets	250,742	(284,569)
Decrease in accounts payable	(1,163,029)	(352,766)
Increase (decrease) in income taxes payable	(327,792)	299,927
Increase in accrued expenses	262,809	160,381
Increase in deferred income—current	402,114	214,092
Increase (decrease) in deferred income—noncurrent	72,070	(63,742)
Increase (decrease) in other current and noncurrent liabilities	459,513	(723,169)
Net cash provided by operating activities	5,344,573	6,080,078
INVESTING ACTIVITIES:
Purchase of property and equipment	(4,010,347)	(5,321,194)
Proceeds from sales of property and equipment	426,589	489,963
Purchase of available-for-sale securities	--	(59,490)
Purchase of other investments	(123,704)	(246,982)
Investment in an equity method investee	(50,000)	(39,974)
Proceeds from sales of available-for-sale securities	--	141,235
Proceeds from sales of other investments	25,502	302,906
Payments of guarantee deposits	(1,607,986)	(17,062)
Refund of guarantee deposits	33,180	4,318
Payments for refundable insurance policies	(22,365)	(28,181)
Refund from insurance policies	--	10,108
Proceeds from subsidies	200,000	200,000
Other	(25,000)	(678)
Net cash used in investing activities	(5,154,131)	(4,565,031)

	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	--	1,500,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(980,000)	(1,500,000)
Principal payments under capital leases	(2,082,890)	(2,019,755)
Dividends paid	(505,330)	(505,365)
Other	3	10
Net cash used in financing activities	(3,568,217)	(2,525,110)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	5,385	14,899

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,372,390)	(995,164)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	22,421,100	21,093,633
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	19,048,710	20,098,469

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	123,414	111,834
Income taxes paid	1,334,786	657,294

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	1,790,481	2,622,120
Facilities purchase liabilities	1,189,035	2,411,321
Asset retirement obligation	176,597	7,349

 Going Concern Assumption (Unaudited)

Nothing to be reported.

Material Changes In Shareholders' Equity  (Unaudited)

Nothing to be reported.

Segment Information (Unaudited)

Business Segments:

Revenues:
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	55,607,418	63,557,271
Customers	55,408,851	63,363,171
Intersegment	198,567	194,100
ATM operation business	1,763,367	1,970,563
Customers	1,763,367	1,970,563
Intersegment	--	--
Elimination	(198,567)	(194,100)
Consolidated total	57,172,218	65,333,734

Segment profit or loss:
	Six Months Ended September 30, 2014	Six Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	2,021,020	2,056,041
ATM operation business	459,980	576,450
Elimination	(64,764)	(69,406)
Consolidated operating income	2,416,236	2,563,085

Geographic information is not presented due to immateriality of revenue attributable to international operations.

 Subsequent Events (Unaudited)

Nothing to be reported.

Second Quarter FY2015 Consolidated Financial Results (3 months)

The following tables are highlight data of 2nd Quarter FY2015 (3 months) consolidated financial results (unaudited, for the three months ended September 30, 2015).

Operating Results Summary
	2Q14	2Q15	YoY % Change
	JPY millions	JPY millions
Total Revenues:	29,620	33,870	14.3
Network Services	16,897	19,519	15.5
Systems Integration (SI)	11,411	12,652	10.9
Equipment Sales	378	692	82.9
ATM Operation Business	934	1,007	7.8
Cost of Revenues:	23,713	27,821	17.3
Network Services	13,155	15,799	20.1
Systems Integration (SI)	9,618	10,750	11.8
Equipment Sales	322	622	93.5
ATM Operation Business	618	650	5.2
SG&A Expenses and R&D	4,259	4,627	8.6
Operating Income	1,648	1,422	(13.7)
Income before Income Tax Expense	1,664	1,369	(17.7)
Net Income attributable to IIJ	953	931	(2.3)

Network Service Revenue Breakdown
	2Q14	2Q15	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	4,116	4,289	4.2
IP Service*1	2,484	2,432	(2.1)
IIJ FiberAccess/F and IIJ DSL/F	805	767	(4.8)
IIJ Mobile Service	771	1,023	32.8
Others	56	67	19.6
Internet Connectivity Service (Consumer)	1,797	3,495	94.5
IIJ*2	1,094	2,843	159.8
hi-ho	703	652	(7.2)
WAN Services	5,971	6,342	6.2
Outsourcing Services	5,013	5,393	7.6
Network Services Revenues	16,897	19,519	15.5
*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q15, what were formerly known as "Under IIJ brand" and "OEM" are now merged under a newly created category "IIJ."

Reconciliation of Non-GAAP Financial Measures (2nd Quarter FY2015 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	2Q14	2Q15
	JPY millions	JPY millions
Adjusted EBITDA	4,020	3,883
Depreciation and Amortization	(2,372)	(2,461)
Operating Income	1,648	1,422
Other Income (Expense)	16	(53)
Income Tax Expense (Benefit)	722	479
Equity in Net Income of Equity Method Investees	35	76
Net income	977	966
Less: Net income attributable to noncontrolling interests	(24)	(35)
Net Income attributable to IIJ	953	931

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	2Q14	2Q15
	JPY millions	JPY millions
CAPEX, including capital leases	3,170	4,923
Acquisition of Assets by Entering into Capital Leases	1,096	1,972
Purchase of Property and Equipment	2,074	2,951

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(Three Months ended September 30, 2014 and September 30, 2015)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,115,551	4,289,227
Internet connectivity services (consumer)	1,796,647	3,494,511
WAN services	5,971,196	6,341,720
Outsourcing services	5,012,956	5,393,370
Total	16,896,350	19,518,828
Systems integration:
Systems Construction	4,784,395	4,440,655
Systems Operation and Maintenance	6,626,747	8,211,211
Total	11,411,142	12,651,866
Equipment sales	378,381	692,133
ATM operation business	934,118	1,007,306
Total revenues	29,619,991	33,870,133
COST AND EXPENSES:
Cost of network services	13,155,152	15,799,290
Cost of systems integration	9,618,186	10,749,482
Cost of equipment sales	321,256	621,549
Cost of ATM operation business	618,131	650,459
Total cost	23,712,725	27,820,780
Sales and marketing	2,287,063	2,658,398
General and administrative	1,844,582	1,843,154
Research and development	127,445	125,493
Total cost and expenses	27,971,815	32,447,825
OPERATING INCOME	1,648,176	1,422,308
OTHER INCOME (EXPENSE):
Dividend income	22,189	11,165
Interest income	6,321	6,540
Interest expense	(61,122)	(54,457)
Foreign exchange gains (losses)	6,118	(41,359)
Net gain on sales of other investments	5,317	--
Other—net	37,029	24,489
Other income (expense) — net	15,852	(53,622)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,664,028	1,368,686

INCOME TAX EXPENSE	722,156	478,584
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	35,329	75,932
NET INCOME	977,201	966,034
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(24,008)	(34,574)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	953,193	931,460

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,942,291	45,952,691
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,011,812	46,041,718
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,884,582	91,905,382
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,023,624	92,083,436
BASIC NET INCOME PER SHARE (JPY)	20.75	20.27
DILUTED NET INCOME PER SHARE (JPY)	20.72	20.23
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	10.37	10.13
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	10.36	10.12

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
NET INCOME	977,201	966,034
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(20,298)	71,961
Unrealized holding loss on securities	(348,824)	(297,361)
Defined benefit pension plans	60	(415)
Total comprehensive income	608,139	740,219
Less: Comprehensive income attributable to noncontrolling interests	(24,278)	(34,574)
Comprehensive income attributable to Internet Initiative Japan Inc.	583,861	705,645

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended September 30, 2014 and September 30, 2015)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	977,201	966,034
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,371,510	2,460,903
Provision for retirement and pension costs, less payments	58,356	44,247
Provision for allowance for doubtful accounts	254	8,397
Gain on sales of property and equipment	--	(12)
Loss on disposal of property and equipment	14,916	1,246
Net gain on sales of other investments	(5,317)	--
Foreign exchange losses (gains), net	(16,152)	24,947
Equity in net income of equity method investees, less dividends received	(2,989)	(27,422)
Deferred income tax benefit	98,332	6,275
Other	17,000	(6,751)
Changes in operating assets and liabilities:
Increase in accounts receivable	(2,145,722)	(876,520)
Decrease (increase) in net investment in sales-type lease―noncurrent	106,234	(102,666)
Increase in inventories	(125,328)	(380,874)
Decrease in prepaid expenses	689,105	586,539
Decrease (increase) in other current and noncurrent assets	(199,792)	106,878
Increase in accounts payable	471,094	1,228,380
Increase in income taxes payable	585,207	593,540
Increase (decrease) in accrued expenses	262,809	(41,136)
Decrease in deferred income― current	(104,421)	(266,265)
Increase (decrease) in deferred income― noncurrent	151,579	(8,939)
Decrease in other current and noncurrent liabilities	(714,305)	(734,523)
Net cash provided by operating activities	2,489,571	3,582,278
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,074,430)	(2,951,180)
Proceeds from sales of property and equipment	155,942	271,363
Purchase of available-for-sale securities	--	(47,312)
Purchase of other investments	(32,301)	(18,603)
Investment in an equity method investee	--	(39,974)
Proceeds from sales of other investments	17,615	298,906
Payments of guarantee deposits	(71,218)	(14,442)
Refund of guarantee deposits	25,822	2,884
Payments for refundable insurance policies	(11,189)	(14,090)
Proceeds from subsidies	200,000	--
Other	(25,000)	(12)
Net cash used in investing activities	(1,814,759)	(2,512,460)

	Three Months Ended September 30, 2014	Three Months Ended September 30, 2015
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(980,000)	(1,500,000)
Principal payments under capital leases	(1,079,066)	(985,700)
Net decrease in short-term borrowings with initial maturities less than three months	--	1,500,000
Other	--	10
Net cash used in financing activities	(2,059,066)	(985,690)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	11,917	9,938

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,372,337)	94,066
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	20,421,047	20,004,403
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	19,048,710	20,098,469

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the six months ended September 30, 2015 ("1H15") in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Six Months ended September 30, 2015
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki -houkokusho) to Japan's regulatory organization: November 16, 2015
Scheduled date for interim dividend payment: December 7, 2015
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Six Months Ended September 30, 2015 (April 1, 2015 to September 30, 2015)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Six Months Ended September 30, 2015	65,334	14.3	2,563	6.1	2,647	6.2	1,652	14.4
Six Months Ended September 30, 2014	57,172	5.1	2,416	(19.7)	2,491	(25.6)	1,444	(34.5)
(Note1) Total comprehensive income attributable to IIJ
For the six months ended September 30, 2015: JPY1,493 million (up 177.5% YoY)
For the six months ended September 30, 2014: JPY538 million (down 79.7% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share
	JPY	JPY
Six Months Ended September 30, 2015	35.96	35.90
Six Months Ended September 30, 2014	31.44	31.39

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of September 30, 2015	110,806	63,955	63,519	57.3
As of March 31, 2015	108,705	62,844	62,504	57.5

2. Dividends
	Dividend per share
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2015	--	11.00	--	11.00	22.00
Fiscal Year Ended March 31, 2016	--	11.00
Fiscal Year Ending March 31, 2016 (forecast)			--	11.00	22.00
(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2016 (April 1, 2015 through March 31, 2016)									(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense (benefit)		Net income attributable to IIJ		Basic net income attributable to IIJ per share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2016	139,000	13.0	6,500	28.1	6,400	24.5	4,000	20.4	87.07
(Note1) Changes to the latest forecasts released: No
* Notes
(1) Changes in significant subsidiaries for the three months ended September 30, 2015
(Changes in significant subsidiaries for the three months ended September 30, 2015 which resulted in changes in scope of consolidation): None

(2) Application of simplified or exceptional accounting: No

(3) Changes in significant accounting and reporting policies for the consolidated financial statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(4) Number of shares outstanding (shares of common stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of September 30, 2015: 46,711,400 shares
As of March 31, 2015: 46,701,000 shares
2) The number of treasury stock:
As of September 30, 2015: 758,709 shares
As of March 31, 2015: 758,709 shares
3) The weighted average number of shares outstanding:
For the six months ended September 30, 2015: 45,947,519 shares
For the six months ended September 30, 2014: 45,942,291 shares
CONTACT: IIJ Investor Relations
         Tel: +81-3-5205-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir